January 28, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attention: James B. Rosenberg, Senior Assistant Chief Accountant
Washington, D.C. 20549

Re:	United Surgical Partners International, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009
File No. 333-144337
Dear Mr. Rosenberg:
     On behalf of United Surgical Partners International, Inc., a Delaware corporation (the “Company”), thank you for your continued efforts in resolving the Staff’s comments to our periodic filings as set forth in the Staff’s letter to the Company dated August 4, 2009 (the “Comment Letter”). At your request, we have provided further clarification regarding the resolution of comment number 2 (systemwide operating results). As you know, we have already agreed to a resolution of the other comments in the Comment Letter. The numbered paragraph and headings in bold below are taken from the Comment Letter, and the Company’s response to the comment follows in plain text.
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
System-Wide Operating Results, page 53
1.	Systemwide operating results is a non-GAAP financial measure that is prohibited by Item 10 of Regulation S-K. This measure appears to circumvent GAAP by combining results of entities that would be prohibited to be consolidated under GAAP. Please revise to remove systemwide operating results and the related discussion. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009.
     As we have discussed with the Commission and as described in earlier responses, we do not believe our use of this measure has circumvented GAAP. However, in response to concerns the Commission has expressed regarding how we describe our operating results, we provided in our letter dated January 15, 2010 a different disclosure to use as a basis for future filings. As you noted in reviewing it, our sample disclosure included two tables with the same information: summarized results of operations of our unconsolidated affiliates. To eliminate this redundancy and further enhance the disclosure, we will, in future filings,

Securities and Exchange Commission
January 28, 2010

instead use one of those tables to present the amounts as a percentage of revenues. Elsewhere in MD&A, in cases where we cite multiple factors in describing year-over-year changes in our results of operations, our future filings will quantify, wherever practical, the amounts attributable to each factor.
* * * *
          The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact the undersigned at (972) 713-3503 should you have any questions regarding the foregoing.

Sincerely, /s/ Mark A. Kopser Mark A. Kopser Executive Vice President and Chief Financial Officer

cc:	Raymond A. Ranelli, Audit and Compliance Committee Chairman
Teresa Iannaconi, KPMG LLP
Matt Mount, KPMG LLP
Seth R. Molay, Esq., Akin Gump Strauss Hauer & Feld LLP